Mail Stop 0407

      							April 5, 2005

Via U.S. Mail and Fax (615-890-0123)

Mr. Donald K. Daniel
Vice President and Controller
National Healthcare Corporation
100 Vine Street
Murfreesboro, TN 37130


	RE:	National Healthcare Corporation
      Form 10-K for the fiscal year ended December 31, 2004
		Filed March 7, 2005
		File No. 001-13489

Dear Mr. Daniel:

      We have reviewed the above referenced filings and have the following comments. We have limited our review to only the issues addressed below and will make no further review of your documents. As such, all persons who are responsible for the adequacy and accuracy of the disclosure are urged to be certain that they have included all information required pursuant to the Securities Exchange
Act of 1934. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Form 10-K For the Year Ended December 31, 2004
Management`s Discussion and Analysis of Financial Condition and
Results of Operations
Results of Operations

1. In future filings, please provide a more robust discussion of your results of operations including the drivers and factors behind the significant changes of your income statement line items and their impact on your earning trends. For example, you state that the increase in net patient revenues of $41.9 million was due to the increase in Medicare and Medicaid adjustments of $22.3 million and additional revenues of $4.4 million from a newly opened health care and assisted living center. However, you did not disclose the drivers behind the remaining difference and the impact of the drivers on your earning trends. Refer to Item 303(a)(3) of Regulation S-K and see Financial Reporting Codification Section 501.04.
Financial Statements and Notes
Note 1. Summary of Significant Accounting Policies
Net Patient Revenues

2. You state that 64% of your net patient revenues are derived from
Medicare, Medicaid and other government programs. Please disclose, in future filings, your revenue recognition policy for patient revenues from other third party payors such as private insurance etc and explain to us in details. Similarly revise your critical accounting policy to include such disclosures in MD &A.
Note 4. Relationship with National Health Corporation
Sale of Long-term Health Care Centers to and Notes Receivable from
National

3. You state that the profit of $15.7 million was deferred as a result of your sale of assets of long term health care centers to National. You also state that the deferred profit will be amortized into income beginning with the collection of the note receivable (up to $12 million) with the balance ($3.75 million) of the profit being amortized into income on a straight-line basis over the management contract period. In MD&A, however, you also state that `The collection (or alternatively, the offset against certain payables to
National) of up to $12 million of notes receivable would result in the immediate recognition of up to $12 million of pretax net income.
Currently, the notes are due December 31, 2007.` Explain your accounting for the deferral and amortization of the deferred profit and clarify your disclosures, as appropriate. Support your accounting with relevant accounting literature in your response.
Note 13, Contingencies and Guarantees

4. Refer to Guarantees section. It appears that the put option is part of the note agreement of National and ESOP to their lenders, and that they can exercise the option effective March 31, 2005 to put the entire outstanding balance of the debt (estimated to be $15.1 million) to you. Note that the put option is a derivative under SFAS
133. Advise us the accounting for the put option written (at inception and subsequent to inception), the purpose thereof and clarify your disclosures, as appropriate.

*    *    *    *

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please file your response letter on EDGAR.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.


      You may contact Andrew Mew, Staff Accountant, at (202) 942-
2913
or Joseph Kempf, Senior Staff Accountant, at (202) 942-1979 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 942-1990 with any other questions.

							Sincerely,



							Larry Spirgel
							Assistant Director

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Mr. Donald K. Daniel
National Healthcare Corporation
April 5, 2005
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